

RAGING CAPITAL
MANAGEMENT

May 6, 2019

Mr. Thomas Bates, Chairman
Tidewater Inc.
6002 Rogerdale Road, Suite 600
Houston, Texas 77072

Dear Mr. Bates,

Raging Capital Management, LLC ("Raging Capital") is the largest stockholder of Tidewater Inc. ("Tidewater" or the "Company") with direct ownership of 2,452,065 shares of Common Stock. Last week, I attended Tidewater's 2019 annual meeting of stockholders (the "Annual Meeting") in Houston, Texas. I wanted to quickly reiterate several key points from the Annual Meeting, as well as provide some broader feedback.

At the Annual Meeting, I noted that Raging Capital is excited about the leading quality, scale and young age of Tidewater's global fleet, as well as the Company's best-in-industry balance sheet. Indeed, it is remarkable that Tidewater currently has a sub-$1 billion enterprise value, even though the Company (and its merger partner, GulfMark Offshore, Inc. ("GulfMark")) have invested a total of more than $4 billion in their fleet since 2010 alone. Further, the current enterprise value is less than 2x the average annual combined EBITDA of Tidewater and GulfMark from 2005-2014,* the years before the energy crash.

With the offshore market now beginning to recover, Tidewater should benefit from improved utilization and day rates. The Company, thanks to its scale and balance sheet, is also in the pole-position to help consolidate a fragmented industry. As we saw with the GulfMark acquisition, which management expects to lead to more than $35 million in annual cost savings, the industrial logic of further accretive acquisitions (either in the form of individual assets or entire companies) is strong.

Despite our bullish outlook on Tidewater's opportunities, we do have a number of concerns, which I shared at the Annual Meeting, including the following key concerns:

Governance

- Lack of Insider Stock Ownership: With the exception of director Larry Rigdon, who has a valuable and impressive background in the offshore industry, not one member of the Tidewater board of directors (the "Board") has bought a single share of stock in the open market, according to public filings. We believe it is very important that directors have

T   609.357.1870   *10 Princeton Avenue, Rocky Hill, NJ 08553*

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material direct ownership, as it aligns the directors and stockholders in key areas such as management, compensation, operational fitness, and the balance sheet.

- Board Size: Tidewater has <u>10 board members</u>, an unwieldy number. You, yourself, agreed with Raging Capital during the GulfMark merger process that this is an unnecessarily large and expensive Board apparatus. Given the Company's focus on cost efficiencies and operational fitness, the Board should take the lead and shrink itself to a more focused size.

Operations & Strategy

- <u>Empowered Leadership & Culture Transformation</u>: Tidewater's historical reputation was that the Company is slow-moving and bureaucratic. Post-restructuring and the GulfMark merger, it is imperative that management move quickly to upgrade, empower, and properly incentivize and expand its talent base. Strong leaders need to be put into place to strengthen the organization and improve decision-making. We want to hear more about what timely steps are being taken to enhance operational fitness and transform Tidewater into a best-in-class company.

- <u>Driving Best-in-Class Operational Metrics</u>: When benchmarking Tidewater against peers, it appears to us that the Company's G&A expenses are bloated, with its G&A costs per vessel ranking among the bottom half of peers in efficiency. Drydock expenses per ship are also elevated. Given that your scale advantages should lead to best-in-class metrics on both these counts, we would like to better understand what steps you are taking to improve in these areas.

- <u>Strategy to Drive Superior Returns Over the Cycle</u>: At the Annual Meeting, I asked CEO John Rynd what his strategy is to move Tidewater from being a "market beta" fleet to one that is positioned to earn superior returns over the cycle. His answer was unsatisfying: beyond cost controls and optimism about overall market improvement, Mr. Rynd lacked a strategic framework for market focus, acquisition targets, and the like. Management and the Board both need to invest the time to create a clear, incisive and focused short- and long-term strategy, and to make sure the right people are in place to execute on that strategy.

- <u>Balance Sheet Structure</u>: I noted the inefficiency of the current structure of the balance sheet (given your offsetting cash and debt levels) and asked what an "optimum" balance sheet might look like, including whether the balance sheet might be leveraged. Mr. Rynd, choosing not to address the inefficiencies associated with Tidewater's current balance sheet, instead noted that a target of 25% debt-to-assets was probably appropriate. I was surprised and concerned by this answer – after the enormous trauma of the recent downturn, we believe that maintaining a "Rock of Gibraltar" balance sheet is sacrosanct and will be amply rewarded by investors. Unless significant term duration re-emerges in its contracting book, we think Tidewater should avoid material net debt.

Compensation

- Outsized Comp Packages and Severance: Although we recognize that the current Board is not responsible for all of the compensation and severance packages that were outlined in the recent proxy statement (including $5+ mm stock grants – *using, in our opinion, very undervalued Tidewater shares* – for the COO, General Counsel, and former CFO), it is imperative that the current compensation committee and Board make a sea-change in how compensation is approached moving forward. In particular, given the ongoing upgrade process that is underway in the Company's management structure, the Board should be careful to avoid making cumbersome compensation and severance promises; we do not want another mistake like the multi-million dollar accelerated package that the prior CFO enjoyed. To restate my earlier point, board decision-making on matters such as these are further aligned with stockholders when the directors directly own stock.

As I expressed at the Annual Meeting, it is also very important for the Board to be "intellectually honest" with itself about the true state-of-affairs at the Company. While it may feel easier in the short run to provide a hollow or diplomatic answer on a topic such as Board size or operational fitness, in the long run it is far easier to just be honest and do the heavy lifting now. There is work to do at Tidewater and the Board should tackle those challenges and opportunities head-on and with great vigor.

Notably, we do not appear to be alone in our concerns. At the Annual Meeting, many of the titled directors on the Board received a significant amount of votes cast "Against" them (even though the election was *uncontested* and ISS recommended in favor of all directors):

Director	Title	Votes Against*
Alan Carr	Chair, Nominating	37%
Thomas Bates	Chairman	30%
Steven Newman	Chair, Compensation	15%
John Rynd	CEO	11%
Ken Traub		9%
Larry Rigdon		8%
Randee Day		8%
Dick Fagerstal	Chair, Audit	3%
Robert Tamburrino		3%
Louis Raspino		3%

* Votes Against divided by the sum of Votes For, Votes Against, and Abstentions

To conclude, I want to share an anecdote that I hope is not indicative of the core mindset of this Board. Upon my arrival at the Annual Meeting, at which I was the only stockholder to attend, I was greeted by a security guard at the door. Inside, I was handed a detailed "Rules of Conduct" document that provided the rules for asking questions, including lengthy provisions for the "proper decorum and removal from the meeting." Luckily, after a four-hour flight, you allowed me to finish my questions and were generous with your time. Still, this construct was certainly not stockholder-friendly (I've never experienced this at a meeting for a small-cap company) and indicates that there may either be too much big-company thinking or the Board is unwilling to engage in fulsome and frank discussions with stockholders, or both.

Looking ahead, we believe Tidewater has an enormous opportunity, but it is imperative that the Company get its own house in order in a timely and urgent way. Clearly, there are issues that need to be addressed and it starts with strong Board leadership. We hope the Board does so in an intellectually honest way and with real skin in the game. If the Board drives the right decisions today, the next two to three years could prove to be a boon to stockholders amid a cyclical recovery and continued substantial distressed consolidation opportunities.

Thank you for your time and consideration.

Sincerely,

/s/ William C. Martin

William C. Martin
Chairman & Chief Investment Officer
Raging Capital Management, LLC

*Avg. Annual Tidewater/GulfMark Combined Annual EBITDA (excluding merger synergies), pre-energy market crash

	2005-2014 Avg. Annual EBITDA
GulfMark	$144 million
Tidewater	$374 million
Avg. Annual Combined EBITDA:	$518 million
	Pro Forma Enterprise Value
Pro-Forma, Current GLF + TDW EV:	$990 million
Multiple on Historical Avg. Annual EBITDA:	1.9x

Source: GulfMark and Tidewater SEC filings